Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Three Months Ended
	March 31, 2016
Earnings
Income from continuing operations before provision for income taxes	$63
Income from equity investees	(20)
Distributed income from equity investees	2
Interest and amortization of deferred finance costs	251
Amortization of capitalized interest	5
Implicit rental interest expense	30

Total Earnings	$331

Fixed Charges
Interest and amortization of deferred finance costs	$251
Capitalized interest	1
Implicit rental interest expense	30

Total Fixed Charges	$282

Ratio of Earnings to Fixed Charges	1.17	x